Contacts: Lorus Therapeutics Inc. Corporate Communications Grace Tse Tel: (416) 798-1200 ext. 380 Email: ir@lorusthera.com	Canadian Media Contact: Hugh Mansfield Mansfield Communications Tel: (416) 599-0024 Email: hugh@mcipr.com	US Media Contact Amy Banek Mansfield Communications Tel: (212) 370-5045 Email: amy@mcipr.com

TSX:

LOR

AMEX:

            LRP

LORUS THERAPEUTICS REPORTS THIRD QUARTER RESULTS FOR FISCAL YEAR 2004

TORONTO, CANADA – April 23, 2004 – Lorus Therapeutics Inc. (“Lorus”) today reported financial results for the quarter ended February 29, 2004. Unless specified otherwise, all amounts are in Canadian dollars.

QUARTERLY HIGHLIGHTS

  Continued to make significant progress in the pivotal phase III clinical trial of Virulizin(R) in advanced pancreatic cancer. This clinical trial continues to enroll patients in over 100 sites globally and is on track to attain full enrollment later this year.

  Analyzed interim data from the phase II clinical trial of GTI-2040 in combination with capecitabine for patients with advanced renal cell carcinoma. Unaudited data showed that more than half of the 21 evaluable patients in this study exhibited disease stabilization, ranging up to eight months. Tumor shrinkages of index tumors compared to baseline measurements were also observed in some patients. The Company looks to further the development of GTI-2040 into a definitive phase II/III registration trial in renal cell carcinoma but likely in combination with a first-line approved therapy versus first-line therapy alone, in newly diagnosed patients.

  Initiated a fourth trial with GTI-2040 in combination with gemcitabine for the treatment of a variety of solid tumors as part of a broader clinical development program sponsored and coordinated by the US National Cancer Institute (NCI).

  Initiated a phase II clinical trial in hormone refractory prostate cancer patients with GTI-2501, one of the Company’s lead antisense drug candidates at the Sunnybrook Regional Cancer Centre in Toronto.

  Published papers by Lorus scientists in prominent scientific journals and made presentations at several international conferences and meetings in the cancer research field.

  Obtained approval to list on the American Stock Exchange and commenced trading on the exchange on February 23, 2004.

“Lorus is committed to the battle against cancer as we aggressively develop our pipeline and advance our clinical programs together with our partners such as the US NCI,” said Dr. Jim Wright, chief executive officer of Lorus, “Our objective is to build shareholder value by contributing to the well-being of cancer patients through therapies that are safe and effective.  During our third quarter, we made steady progress towards our goal.”

Net loss for the third quarter this year totaled $8,159,000 ($0.05 per share) compared to a loss of $3,802,000 ($0.02 per share) for the same quarter last year. The increase in net loss for the current quarter relates primarily to the continuation of the expanded Virulizin(R) Phase III clinical trial. On a year-to-date basis, the loss was $22,328,000 compared to $11,847,000 for the comparable period last year. The expanded Virulizin(R) Phase III clinical trial program, the increased manufacturing and compliance activities and the procurement of drug supply for the U.S. NCI-sponsored Phase II clinical trial programs for GTI-2040 contributed to the increase in the nine-month period ended February 29, 2004. As the Virulizin phase III trial nears full enrollment, our research and development costs have increased to current levels. The company expects that Virulizin(R) trial costs will continue at its current level for the next quarter and believes that it will decrease in subsequent quarters.

Product, royalty and license revenue was $2,000 for the quarter and $606,000 for the nine months ended February 29, 2004 compared to $27,000 for the same periods last year. Included in the nine month revenue is an initial license fee of $546,000 received from Cyclacel Limited in connection with the out- licensing of the Lorus’ small molecule program. The Company had no Virulizin(R) revenue for the current quarter as Lorus filed a change in formulation for Virulizin(R) with the Mexican regulatory authority. The company does not anticipate revenue in 2004 from any of its other anticancer drugs currently under development.

Research and development expenses for the third quarter of fiscal 2004 increased to $7,340,000 compared to $2,876,000 for the same quarter last year. For the nine months ended February 29, 2004, research and development expenses increased to $20,189,000 compared to $9,246,000 for the same period last year. The increase in expenditure on research and development activities relates primarily to higher clinical trial and regulatory expenditures for the continuation of the pivotal Phase III clinical trial of Virulizin(R) for the treatment of advanced pancreatic cancer at over 100 worldwide sites; increased manufacturing and compliance activities in developing commercial scale production processes for Virulizin(R); and the upfront procurement of GTI-2040 drug for the US NCI in relation to the NCI-sponsored Phase II clinical trial programs.

General and administrative expenses for the third quarter of fiscal 2004 increased to $1,010,000 compared to $960,000 for the same quarter last year. For the nine months ended February 29, 2004, general and administrative expenses increased modestly to $3,417,000 compared to $3,060,000.

Depreciation and amortization for the third quarter of fiscal 2004 decreased to $108,000 compared to $224,000 for the same quarter last year. For the nine months ended February 29, 2004, depreciation and amortization was $306,000 compared to $483,000 for the same period last year.  These decreases were due mainly to lower deferred stock based compensation amortization in current year.

At February 29, 2004 Lorus had cash and cash equivalents and short-term investments totaling $36.3 million compared to $25.1 million at May 31, 2003. Working capital was $29.8 million at February 29, 2004 compared to $20.9 million at May 31, 2003.

	Three	Three	Nine	Nine
(Amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian Dollars)	Feb. 29, 2004	Feb. 28, 2003	Feb. 29, 2004	Feb. 28, 2003
Revenues (note 2)	$ 2	27	606	27
	2	27	606	27
EXPENSES
Cost of Sales	1	27	27	27
Research and development	7,340	2,876	20,189	9,246
General and administrative	1,010	960	3,417	3,060
Depreciation and amortization	108	224	306	483
Operating Expenses	8,459	4,087	23,939	12,816
Interest and other income	(298)	(258)	(1,005)	(942)
Loss for the period	8,159	3,802	22,328	11,847
Deficit, beginning of period	105,672	82,914	91,503	74,869
Deficit, end of period	$ 113,831	$ 86,716	$ 113,831	$ 86,716
Basic and diluted loss per common share	$ 0.05	$ 0.02	$ 0.13	$ 0.08
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	171,697	144,433	171,590	144,424

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio webcast on the company's website at www.lorusthera.com on Tuesday April 27, 2004.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.